UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 19, 2020

LIQUIDIA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38601	20-1926605
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

419 Davis Drive, Suite 100, Morrisville, North Carolina	27560
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 328-4400

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	LQDA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Bariahtaris Appointment

On August 20, 2020 (the “Appointment Date”), Steven Bariahtaris was appointed by the Board of Directors (the “Board”) of Liquidia Technologies, Inc., a Delaware corporation (the “Company”), as the Company’s interim Chief Financial Officer.  A copy of the press release announcing Mr. Bariahtaris’ appointment is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with Mr. Bariahtaris’ appointment, on the Appointment Date, the Company and a company managed by Mr. Bariahtaris entered into a consulting agreement (the “Consulting Agreement”) pursuant to which Mr. Bariahtaris is entitled to a monthly fee equal to $65,000 during the term of the Consulting Agreement, which term shall commence as of the Appointment Date and end on December 31, 2020, unless earlier terminated by the Company or Mr. Bariahtaris upon 30 days’ prior written notice to the other party pursuant to the terms therein. The Consulting Agreement contains customary invention assignment and confidentiality provisions. The foregoing description of the Consulting Agreement is qualified in its entirety by reference to the complete terms and conditions of the Consulting Agreement attached as Exhibit 10.1 to this Current Report on Form 8-K.

Mr. Bariahtaris, age 56, founded Arktoros, LLC, a life sciences consulting firm, in January 2020. Prior to founding Arktoros, LLC, Mr. Bariahtaris held various positions at the Johnson & Johnson family of companies, most recently serving as Worldwide Vice President, Corporate Internal Audit, where he acted as the Chief Audit Executive at Johnson & Johnson, a company that develops medical devices, pharmaceutical, and consumer packaged goods, from January 2017 to December 2019. Prior to that, from 2011 to 2016, Mr. Bariahtaris was Chief Financial Officer and Vice President of Finance at Jannsen Americas, of Jannsen Pharmaceutical Companies, a subsidiary of Johnson & Johnson. Mr. Bariahtaris holds a Bachelor of Science in engineering from Cornell University and an MBA from the Wharton School at the University of Pennsylvania. Mr. Bariahtaris has served as a consultant to the Company since January 2020. There are no family relationships between Mr. Bariahtaris and any director or executive officer of the Company, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Bariahtaris was not appointed pursuant to any arrangement or understanding between Mr. Bariahtaris and any other person.

Katz Separation

The Company is currently working to finalize a Severance Agreement and General Release with Richard D. Katz, M.D., the Company’s former Chief Financial Officer, who resigned effective August 19, 2020 in order to pursue other opportunities. Dr. Katz has agreed to provide advice and assistance to the Company for a short period of time in order to support a smooth transition.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibit No.	Exhibit

10.1	Consulting Agreement, dated as of August 20, 2020, by and between Liquidia Technologies, Inc. and Arktoros, LLC.

99.1	Press Release of Liquidia Technologies, Inc., dated August 20, 2020.

104	Cover Page Interactive Data File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

August 20, 2020	Liquidia Technologies, Inc.

	By:	/s/ Neal F. Fowler
		Name:	Neal F. Fowler
		Title:	Chief Executive Officer

Exhibit 10.1

CONSULTING AGREEMENT

This CONSULTING AGREEMENT (“Agreement”) is made by and between Liquidia Technologies, Inc., (“Company”), a Delaware corporation, and Arktoros, LLC, a Pennsylvania limited liability company (“Independent Contractor”), as of August 20, 2020 (the “Effective Date”).

1.	ENGAGEMENT OF SERVICES.

The Company hereby engages the Independent Contractor, and the Independent Contractor accepts the engagement to provide the Company with such consulting services as may reasonably be requested by the Company from time to time in connection with the Company’s PRINT® Product Platform and associated tooling, materials, and prototyping (“Services”). “PRINT® Product Platform” shall mean Liquidia’s proprietary products, micro and/or nano-particles, patterned particle molding film, particle and mold film handling, and Liquidia’s instrumentation, processes, systems, know-how, intellectual property, manufacturing and technology infrastructure that produces the same. In particular, through the Independent Contractor’s services under this Agreement, its managing member, Steve Bariahtaris, shall be made available and appointed to and serve as the Company’s Interim Chief Financial Officer and the Company’s Principal Financial Officer for purposes of the Company’s periodic SEC reporting obligations (collectively, the “Interim Chief Financial Officer”).

2.	COMPENSATION.

In consideration of the Services to be performed by the Independent Contractor under this Agreement, the Company will pay the Independent Contractor the flat rate of $65,000 per month, for time spent on mutually accepted consulting services in and as Interim Chief Financial Officer.

3.	EXPENSES.

The Independent Contractor will be reimbursed for ordinary and necessary expenses incurred by the Independent Contractor in the performance of services hereunder that have been expressly approved in advance by the Company, provided that the Independent Contractor has furnished such documentation for authorized expenses as the Company may reasonably request. The Independent Contractor shall submit written documentation and receipts where available, itemizing the dates on which expenses are incurred. The Company shall pay the Independent Contractor the amounts due pursuant to submitted reports.

4.	OWNERSHIP OF INVENTIONS / WORK PRODUCT.

A.    The Independent Contractor agrees that any inventions, discoveries, improvements, processes, technology or know-how arising or made directly or indirectly from its performance of advisory services under this Agreement or that are based on, derived from, or related to information received from the Company and any patents issuing thereon shall be the property of and are hereby assigned to the Company. The Independent Contractor further agrees that all original works of authorship which are made by the Independent Contractor (solely or jointly with others) in the course of performance of services under this Agreement and which are protectable by copyright are “works made for hire,” as that term is defined in the 1976 Copyright Act as amended (title 17 of the United States Code). In order to permit the Company to claim rights to which it may be entitled under this Paragraph or applicable laws, and to insure that there is no conflict with any business or activities of the Company, all inventions, discoveries, improvements, processes, technology and know-how (whether or not patentable and whether or not reduced to practice) and all works of authorship which the Independent Contractor may conceive or make (either by himself or jointly with others) during the term of this Agreement with the Company (and during the six months following the termination of this Agreement) and related to the Services performed under this Agreement shall be promptly disclosed to the Company in confidence.

B.    Whenever requested by the Company, the Independent Contractor shall execute patent applications and copyright registrations and such other documents considered necessary by the Company or its counsel to apply for and obtain letters, patents and copyright registrations in the United States, foreign countries, or both, as the Company may deem advisable, or to otherwise protect such inventions, discoveries, improvements, processes, technology, know-how or works of authorship for the benefit of the Company coming within the Company’s rights as provided for in Section 4.A. The Independent Contractor shall also make such assignments and execute such other instruments as may be necessary to convey to the Company the ownership and exclusive right in and to such inventions, discoveries, processes, technology, know-how, patent applications, patents, works of authorship or the like. The Company shall bear all of the expenses in connection with the obtaining of such rights. The Independent Contractor further agrees, whether or not he/she is still providing services to the Company, to cooperate to the extent and in the manner requested by the Company in the prosecution or defense of any such patent or copyright claims or any litigation or other proceeding involving any inventions, discoveries, improvements, processes, technology, know-how or works of authorship covered by this Agreement in any country of the world, but all time and expenses thereof shall be paid by the Company. The foregoing covenant contemplates the inclusion of any improvements of properties, rights, systems, inventions, works of authorship and the like presently held by the Company or any affiliate thereof.

C.    If Independent Contractor has any rights to any inventions, discoveries, developments, improvements, processes, technology, know-how, or trade secret, arising under this Agreement in accord with Section 4.A, that cannot be assigned to Company, Independent Contractor unconditionally and irrevocably waives the enforcement of such rights, and all claims and causes of action of any kind against Company with respect to such rights, and agrees, at Company’s request and expense, to consent to and join in any action to enforce such rights. If Independent Contractor has any right to inventions, discoveries, developments, improvements, processes, technology, know-how, or trade secret, arising under this Agreement in accord with Section 4.A, that cannot be assigned to Company or waived by Independent Contractor, Independent Contractor unconditionally and irrevocably grants to Company during the term of such rights, an exclusive, irrevocable, perpetual, worldwide, fully paid and royalty-free license, with rights to sublicense through multiple levels of sublicenses and without any duty to report or provide any accounting for such exploitation, to make, have made, sell, offer for sale, use, reproduce, create derivative works of, distribute, publicly perform and publicly display by all means now known or later developed, such rights.

5.	REPRESENTATIONS AND WARRANTIES.

The Independent Contractor represents and warrants that the Independent Contractor has the right and unrestricted ability to enter this Agreement and all its terms and conditions contained herein.

6.	DEBARMENT CERTIFICATION STATEMENT.

The Independent Contractor certifies to the best of the Independent Contractor’s knowledge and belief that Independent Contractor:

A.	Is not presently debarred or convicted for a crime for which Independent Contractor can be debarred under the Generic Drug Enforcement Act of 1992 (21USC335a)(the “Act”);
B.	Is not presently indicted or otherwise criminally or civilly charged by a government entity (Federal or State) with commission of the kinds of conduct for which Independent Contractor can be debarred under the Act;
C.	Will not knowingly employ or otherwise engage any individual who has been (i) debarred or (ii) convicted of a crime for which a person can be debarred under the Act, in any capacity in connection with the activities of developing or reporting data which may become part of an application for approval of a drug or biologic.

7.	INDEPENDENT CONTRACTOR RELATIONSHIP.

The Independent Contractor’s relationship with the Company is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship. The Independent Contractor shall not be entitled to any of the benefits that the Company may make available to its employees, including, but not limited to, group health or life insurance, profit sharing, or retirement benefits, except as expressly stated in this Agreement. The Independent Contractor is not authorized to make any representation, contract, or commitment on behalf of the Company unless specifically requested or authorized in writing to do so by an executive officer of the Company. The Independent Contractor is solely responsible for, and will file, on a timely basis, all tax returns and payments required to be filed with, or made to, any federal, state, or local tax authority with respect to the performance of services and receipt of fees under this Agreement. The Independent Contractor is solely responsible for, and must maintain adequate records of, expenses incurred in the course of performing services under this Agreement. The Company will not withhold for the payment of any social security, federal, state, or any other employee payroll taxes payable with respect to the Independent Contractor. The Company will, as applicable, regularly report amounts paid to the Independent Contractor by filing Form 1099-MISC with the Internal Revenue Service as required by law.

8.	CONFIDENTIAL INFORMATION.

A.    The Independent Contractor agrees to hold the Company’s Confidential Information in strict confidence, not to disclose such Confidential Information to any third parties, and shall use the Confidential Information solely for performing the Independent Contractor’s obligations under this Agreement. “Confidential Information” as used in this Agreement shall mean all information disclosed by the Company to the Independent Contractor that is not generally known in the Company’s trade or industry and shall include, without limitation, (a) concepts and ideas relating to the research, development, use, and distribution of technologies and products made or developed by the Company; (b) trade secrets, drawings, inventions, know-how, methods, materials, grants, grant proposals, collaborative work, partners, employees, and software programs; (c) information regarding plans for research, development, new service offerings or products, marketing and selling, business plans, business forecasts, budgets and unpublished financial statements, licenses and distribution arrangements, prices and costs, suppliers and customers; (d) existence of any business discussions, negotiations or agreements; and (e) any information regarding the skills and compensation of employees, contractors or other agents of the Company or its subsidiaries or affiliates. Confidential Information also includes proprietary or confidential information of any third party that may disclose such information to the Company or the Independent Contractor in the course of the Company’s business. The Independent Contractor’s obligations set forth in this Section shall not apply with respect to any portion of the Confidential Information that the Independent Contractor can document (a) was in the public domain at the time it was communicated to the Independent Contractor by the Company; (b) entered the public domain through no fault of the Independent Contractor, subsequent to the time it was communicated to the Independent Contractor by the Company; (c) was in the Independent Contractor’s possession free of any obligation of confidence at the time it was communicated to the Independent Contractor by the Company; or (d) was rightfully communicated to the Independent Contractor free of any obligation of confidence subsequent to the time it was communicated to the Independent Contractor by the Company. In addition, the Independent Contractor may disclose the Company’s Confidential Information in response to a valid order by a court or other governmental body, or as otherwise required by law, provided that the Independent Contractor provides reasonable notice to the Company such that the Company can pursue its rights in seeking protection of such information. All Confidential Information furnished to the Independent Contractor by the Company is the sole and exclusive property of the Company or its suppliers or customers. Upon request by the Company, the Independent Contractor agrees to promptly deliver to the Company the original and any copies of such Confidential Information.

B.    The Independent Contractor represents that his/her performance of the terms of the Agreement does not and will not conflict with the terms of any agreement to keep in confidence proprietary information and trade secrets acquired in confidence or in trust prior to his/her advisory relationship with the Company. The Independent Contractor will not disclose to the Company, or induce the Company to use, any confidential or proprietary information or material belonging to any third party.

C.    The Independent Contractor recognizes that Company may have confidential information from third parties which is subject to a duty on Company’s part to maintain such information in confidence and, in some cases to use it only for certain purposes. Independent Contractor agrees that they owe Company and such third party, both during the term of this Agreement and thereafter, a duty to hold all such confidential information in strict confidence and not to disclose it to any person, firm, or entity or use such information for the benefit of anyone other than Company or such third party.

9.	DEFEND TRADE SECRETS ACT.

Pursuant to the Defend Trade Secrets Act of 2016 (the “Act”), Independent Contractor acknowledges that Independent Contractor will not have criminal or civil liability under any Federal or State trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if Independent Contractor files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Independent Contractor may disclose the trade secret to Independent Contractor’s attorney and may use the trade secret information solely in the court proceeding if Independent Contractor (x) files any document(s) containing the trade secret under seal and (y) does not disclose the trade secret, except pursuant to court order.

10.	NO CONFLICT OF INTEREST.

The Independent Contractor represents that he/she has the right and authority to enter into this Agreement and by doing such will not be in breach of any existing agreements. During the term of this Agreement and for a period of 1 year thereafter, the Independent Contractor will not accept work, enter into a contract, or accept an obligation from any third party in breach of the Independent Contractor’s obligations under this Agreement. The Independent Contractor agrees to indemnify the Company from any and all loss or liability incurred by reason of the alleged breach by the Independent Contractor.

11.	TERM AND TERMINATION.

A.    TERM: The term of this Agreement shall commence as of the Effective Date and end on December 31, 2020, unless this Agreement is earlier terminated as provided below. The Independent Contractor’s obligation of confidentiality with respect to any particular item of Confidential Information obtained under this Agreement shall terminate once the Confidential Information falls into one of the categories listed in Section 8.

B.    TERMINATION BY COMPANY: The Company may terminate this Agreement at any time, with or without cause, upon thirty (30) days written notice of termination to the Independent Contractor. In the event that the Company terminates the Independent Contractor’s services hereunder, the Company shall (i) promptly pay the Independent Contractor all monies due through the date of notice of termination and (ii) pay the Independent Contractor for non-cancellable expenses incurred hereunder prior to the date of notice of termination. Upon the notice of termination the Independent Contractor shall stop all work under this Agreement and incur no further expenses hereunder.

C.    TERMINATION BY INDEPENDENT CONTRACTOR: The Independent Contractor may terminate this Agreement at any time, with or without cause, upon thirty (30) days written notice of termination to the Company. Upon providing notice of termination to the Company, Independent Contractor shall not incur any further expenses on behalf of the Services without prior written consent of Company, and the Company shall pay the Independent Contractor all monies due through the date of notice of termination.

D.    SURVIVAL: All payment obligations, and the rights and obligations contained in Sections 4 (“Ownership of Inventions / Work Product”), 5 (“Representations and Warranties”), 8 (“Confidential Information”), 9 (“Defend Trade Secrets Act”), and 10 (“No Conflict of Interest”) shall survive any termination or expiration of this Agreement.

12.	SUCCESSORS AND ASSIGNS.

The Independent Contractor may not subcontract or otherwise delegate its obligations under this Agreement without the Company’s prior written consent. This Agreement will be for the benefit of the Company’s successors and assigns, and subject to the foregoing sentence, will be binding on the Independent Contractor’s assignees.

13.	NOTICES.

Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt. Notice shall be sent to the addresses set forth below or such other address as either party may specify in writing.

14.	GOVERNING LAW.

This Agreement shall be governed by and constructed in accordance with the laws of the State of North Carolina. The federal and state courts within the State of North Carolina shall have exclusive jurisdiction to adjudicate any dispute arising out of this Agreement. The parties consent to personal jurisdiction of the federal and state courts within North Carolina and service of process being affected by registered mail sent to the address set forth at the end of this Agreement.

15.	SEVERABILITY.

Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

16.	WAIVER.

The waiver by the Company of a breach of any provision of this Agreement by the Independent Contractor shall not operate or be construed as a waiver of any other or subsequent breach by the Independent Contractor.

17.	INJUNCTIVE RELIEF FOR BREACH.

The Independent Contractor’s obligations under this Agreement are of a unique character that gives them particular value; breach or any threatened breach of any of such obligations will result in irreparable and continuing damage to the Company for which there will be no adequate remedy at law; and, in the event of such breach, the Company will be entitled to seek injunctive relief and/or a decree for specific performance, and such other and further relief as may be proper (including monetary damages if appropriate).

18.	ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The terms of this Agreement will govern all services undertaken by the Independent Contractor for the Company. This Agreement may only be changed by mutual agreement of authorized representatives of the parties in writing.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Liquidia Technologies, Inc.		Arktoros, LLC

/s/ Neal F. Fowler		/s/ Steven Bariahtaris
By: Neal F. Fowler		By: Steven Bariahtaris

Title:	Chief Executive Officer	Title:	Managing Member

Exhibit 99.1

Liquidia Technologies, Inc.

419 Davis Drive, Suite 100

Morrisville, NC 27560

MEDIA RELEASE

www.liquidia.com

Liquidia Announces Chief Financial Officer Transition

Steven Bariahtaris Appointed Interim Chief Financial Officer

RESEARCH TRIANGLE PARK, N.C., August 20, 2020 - Liquidia Technologies, Inc. (NASDAQ: LQDA), a late-stage clinical biopharmaceutical company focused on the development and commercialization of novel products using its proprietary PRINT® technology, today announced Steven Bariahtaris has been appointed interim Chief Financial Officer (CFO), effective immediately. He succeeds Richard Katz, M.D. who has resigned from his role at Liquidia in order to pursue other opportunities. Liquidia has engaged Spencer Stuart, a global executive search and leadership advisory firm, to conduct the search for a permanent successor.

“Steve is a talented and proven leader who is known for his strategic insights, financial expertise and unwavering commitment to value creation,” said Neal Fowler, Chief Executive Officer at Liquidia. “Once the acquisition of RareGen is completed, Liquidia will emerge as a fully integrated biopharmaceutical company with a potential new product launch, LIQ861, on the horizon. Steve’s vast experience in scaling and implementing financial capabilities and commercial readiness strategies will be instrumental during this truly transformative period for our company.”

Mr. Fowler added, “We are very appreciative of Rich’s contributions to the company during his tenure and we wish him every success in his future endeavors.”

Mr. Bariahtaris joins Liquidia with an extensive background in corporate finance and management. Prior to Liquidia, he spent nearly 24 years at Johnson & Johnson (J&J) serving in several executive roles with increasing responsibility. Most recently, Mr. Bariahtaris served as J&J’s Worldwide Vice President, Corporate Internal Audit, where he acted as the Chief Audit Executive for the $80 billion healthcare company. Mr. Bariahtaris served in several additional J&J leadership roles including CFO & Vice President of Finance for Janssen Americas where he provided financial leadership for the $20+ billion pharmaceuticals business and Vice President, Worldwide Finance and CFO for Ortho Clinical Diagnostics where he provided financial leadership for the $2 billion fully integrated global diagnostics business.

“I am thrilled to be joining Liquidia at such a pivotal time,” said Mr. Bariahtaris. “I look forward to working closely with Neal and Liquidia team to advance the company for its commercial debut, integration of RareGen upon closing, and position it for long-term growth.”

Mr. Bariahtaris began his career with Proctor and Gamble (P&G) working initially in supply chain management roles before his transition to Corporate Finance. He received a Bachelor of Science (B.S) from Cornell University and a Master of Business Administration (MBA) from The Wharton School at the University of Pennsylvania.

Dr. Katz has agreed to provide advice and assistance to the Company for a short period of time in order to support a smooth transition.

Liquidia Technologies, Inc.

419 Davis Drive, Suite 100

Morrisville, NC 27560

MEDIA RELEASE

www.liquidia.com

About Liquidia

Liquidia is a late-stage clinical biopharmaceutical company focused on the development and commercialization of novel products using its proprietary PRINT® technology to transform the lives of patients. PRINT is a particle engineering platform that enables precise production of uniform drug particles designed to improve the safety, efficacy and performance of a wide range of therapies. Currently, Liquidia is focused on the development of two product candidates for which it holds worldwide commercial rights: LIQ861 for the treatment of pulmonary arterial hypertension (PAH) and LIQ865 for the treatment of local post-operative pain. Liquidia is headquartered in Research Triangle Park, NC. For more information, please visit www.liquidia.com.

About RareGen

RareGen, LLC is a portfolio company of PBM Capital Group, a healthcare investment firm. RareGen provides strategy, investment, and commercialization for rare disease pharmaceutical products. RareGen has a national sales force focused on cardiology and pulmonology specialties.

Important Information About the Transaction and Where to Find It

In connection with the proposed merger transaction, the Company and Liquidia Corporation will be filing documents with the Securities and Exchange Commission, or the SEC, including the filing by Liquidia Corporation of a registration statement on Form S-4 on August 5, 2020, and the Company intends to deliver a proxy statement regarding the proposed merger transaction to its stockholders that will also constitute a prospectus of the Company. After the registration statement is declared effective, the Company plans to mail to its stockholders the notice of internet availability of the definitive proxy statement/prospectus and may also file other documents with the SEC regarding the proposed merger transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document which the Company or Liquidia Corporation may file with the SEC. Investors and security holders of the Company and RareGen are urged to read the registration statement, the proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of the Company  at the following:

Liquidia Technologies, Inc.
Jason Adair
Investor Relations
240.372.1664
Jason.adair@liquidia.com

Liquidia Technologies, Inc.

419 Davis Drive, Suite 100

Morrisville, NC 27560

MEDIA RELEASE

www.liquidia.com

Participants in the Solicitation

The Company, RareGen and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding the Company’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in the Company’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed on April 28, 2020, which are filed with the SEC. Additional information is and will be available in the registration statement on Form S-4 and the proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Liquidia Technologies, Inc.

419 Davis Drive, Suite 100

Morrisville, NC 27560

MEDIA RELEASE

www.liquidia.com

Cautionary Statements Regarding Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including statements regarding our future results of operations and financial position, our strategic and financial initiatives, our business strategy and plans and our objectives for future operations, are forward-looking statements. Such forward-looking statements, including statements regarding clinical trials, clinical studies and other clinical work (including the funding therefor, anticipated patient enrollment, safety data, study data, trial outcomes, timing or associated costs), regulatory applications and related timelines, including potential U.S. Food and Drug Administration (FDA) approval of the New Drug Application (NDA) for LIQ861, the timeline or outcome related to our patent litigation pending in the U.S. District Court for the District of Delaware or two petitions for inter partes review with the Patent Trial and Appeal Board, and our ability to execute on our strategic or financial initiatives, involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks discussed in our and Liquidia Corporation’s filings with the Securities and Exchange Commission, including the risk that our proposed acquisition of RareGen, LLC is not consummated or that the expected benefits and synergies from the proposed acquisition are not realized, the impact of the coronavirus (COVID-19) outbreak on our company and our financial condition and results of operations, as well as a number of uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment and our industry has inherent risks. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that these goals will be achieved, and we undertake no duty to update our goals or to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Media:
Michael Parks
Corporate Communications
484.356.7105
michael.parks@liquidia.com

Investors:
Jason Adair
Vice President, Corporate Development and Strategy
919.328.4400
jason.adair@liquidia.com

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